UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com
N E W S	R E L E A S E

May 13, 2005

MINEFINDERS REPORTS SUMMARY OF ACTIVITIES AND FIRST QUARTER 2005 FINANCIAL RESULTS.

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has released its unaudited interim financial results for the three month period ending March 31, 2005.

All dollar amounts in this news release are stated in US currency.

Summary of Activities

Dolores

The Company’s bankable feasibility study on its 100% owned Dolores gold and silver deposit, in Chihuahua, Mexico, continues to progress towards completion. The study is expected to be completed in a few weeks and will be reported as soon as available.

Exploration and condemnation drilling, as well as infrastructure building, continues at Dolores in preparation for a positive mine construction decision in 2005. This program is designed to test deep mineralization and additional mineralized targets identified on the 27,000 hectare Dolores property.

Northern Sonora

The Company is conducting exploration programs on several of its properties, including a 30 hole drill program underway on the Planchas de Plata silver property in northern Sonora, Mexico. Ten holes have been completed, but no assays have yet been received. Results will be reported when available.

Separately, a six-hole drilling program was completed in April on the Real Viejo silver prospect, located approximately 10 kilometers northwest of the Planchas de Plata district. Results from this program will be reported when available.

Financial Highlights

The Company recorded a net loss for the quarter ended March 31, 2005 of $0.494 million ($0.01 per share), compared with $0.242 million ($0.01 per share) in 2004.

The Company maintained high cash balances and working capital throughout the first quarter of 2005. At March 31, 2005, the Company had working capital of $38.67 million, compared with $43.5 million at March 31, 2004 and $41.76 million at December 31, 2004. The most significant change in working capital in the first quarter was the increase in deferred mineral exploration expenditures from $1.468 million in the first quarter of 2004 (including a charge of $0.110 million for stock option compensation) to $2.388 million in 2005. In the first quarter of 2005, the Company conducted exploration programs on the Dolores, Planchas de Plata, Real Viejo projects, and in Nevada. The Company’s cash and cash equivalents are held primarily in Canadian dollars. In the first quarter the US dollar value of those balances fell because of the appreciation of the exchange value of the US dollar from US$0.8319 at December 31, 2004 to US$0.8267 at March 31, 2005. The Company had a resulting loss in the first quarter of $0.302 million, reversing part of the substantial currency exchange gain experienced in the second half of 2004.

Additional Information

This summary of financial highlights should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the Management Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or from the Company.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

May 13, 2005

Item 3.	News Release

The News Release dated May 13, 2005 was disseminated via CCN Matthews.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported on its unaudited interim financial results for the three month period ending March 31, 2005.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 13th day of May, 2005.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com
N E W S	R E L E A S E

May 13, 2005

MINEFINDERS REPORTS SUMMARY OF ACTIVITIES AND FIRST QUARTER 2005 FINANCIAL RESULTS.

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has released its unaudited interim financial results for the three month period ending March 31, 2005.

All dollar amounts in this news release are stated in US currency.

Summary of Activities

Dolores

The Company’s bankable feasibility study on its 100% owned Dolores gold and silver deposit, in Chihuahua, Mexico, continues to progress towards completion. The study is expected to be completed in a few weeks and will be reported as soon as available.

Exploration and condemnation drilling, as well as infrastructure building, continues at Dolores in preparation for a positive mine construction decision in 2005. This program is designed to test deep mineralization and additional mineralized targets identified on the 27,000 hectare Dolores property.

Northern Sonora

The Company is conducting exploration programs on several of its properties, including a 30 hole drill program underway on the Planchas de Plata silver property in northern Sonora, Mexico. Ten holes have been completed, but no assays have yet been received. Results will be reported when available.

Separately, a six-hole drilling program was completed in April on the Real Viejo silver prospect, located approximately 10 kilometers northwest of the Planchas de Plata district. Results from this program will be reported when available.

Financial Highlights

The Company recorded a net loss for the quarter ended March 31, 2005 of $0.494 million ($0.01 per share), compared with $0.242 million ($0.01 per share) in 2004.

The Company maintained high cash balances and working capital throughout the first quarter of 2005. At March 31, 2005, the Company had working capital of $38.67 million, compared with $43.5 million at March 31, 2004 and $41.76 million at December 31, 2004. The most significant change in working capital in the first quarter was the increase in deferred mineral exploration expenditures from $1.468 million in the first quarter of 2004 (including a charge of $0.110 million for stock option compensation) to $2.388 million in 2005. In the first quarter of 2005, the Company conducted exploration programs on the Dolores, Planchas de Plata, Real Viejo projects, and in Nevada. The Company’s cash and cash equivalents are held primarily in Canadian dollars. In the first quarter the US dollar value of those balances fell because of the appreciation of the exchange value of the US dollar from US$0.8319 at December 31, 2004 to US$0.8267 at March 31, 2005. The Company had a resulting loss in the first quarter of $0.302 million, reversing part of the substantial currency exchange gain experienced in the second half of 2004.

Additional Information

This summary of financial highlights should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the Management Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or from the Company.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date	May 13, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director